UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39511

BURFORD CAPITAL LIMITED

(Translation of registrant’s name into English)

Oak House, Hirzel Street

St. Peter Port GY1 2NP, Guernsey

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Burford Capital Limited (“Burford” or “Burford Capital”), the leading global finance and asset management firm focused on law, announced the closing on April 5, 2021 of the previously announced private offering of $400 million aggregate principal amount of 6.25% senior notes due 2028 (the “Notes”) by its indirect, wholly owned subsidiary, Burford Capital Global Finance LLC (the “Issuer”). The Notes are guaranteed on a senior unsecured basis by Burford Capital as well as Burford Capital Finance LLC and Burford Capital PLC (collectively, the “Guarantors”), both indirect, wholly owned subsidiaries of Burford Capital (such guarantees, together with the Notes, the “Securities”). The Securities were issued pursuant to an Indenture, dated as of April 5, 2021, by and among the Issuer, the Guarantors and U.S. Bank National Association, as trustee. The Indenture is filed herewith as Exhibit 99.1.

Burford Capital intends to use the net proceeds from the offering for general corporate purposes, including the potential repayment or retirement of existing indebtedness.

The closing announcement has been published and made available by Burford Capital Limited as of April 6, 2021, and is provided herewith as Exhibit 99.2.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of Burford Capital (Registration Number 333-249328).

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Indenture, dated as of April 5, 2021, by and among Burford Capital Global Finance LLC, a Delaware limited liability company, as issuer, Burford Capital Limited, a company limited by shares incorporated and registered in Guernsey under the Companies (Guernsey) Law 2008 (as amended), as parent guarantor, the other Guarantors party thereto and U.S. Bank National Association, as trustee (including as Exhibit A thereto the Form of 6.25% Senior Notes due 2028)
Exhibit 99.2	Release issued by Burford Capital dated April 6, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burford Capital Limited

By:	/s/ Mark Klein
Name:	Mark Klein
Title:	Chief Administrative Officer and General Counsel

Date: April 6, 2021